Exhibit 99.5

Press Release

Total Sells Equity in India’s Hazira Terminal and Signs LNG Sales Agreement with Shell

Paris, August 27, 2018 - Total has signed a binding Letter of Intent (LOI) with Shell for the sale of its 26% minority equity stake in Hazira LNG regasification terminal in India. The transaction remains subject to the approval of regulatory authorities.

In parallel, Total has signed an agreement to sell 0.5 million tons of liquefied natural gas (LNG) per year to Shell over 5 years, on a delivery basis to supply the markets of India and neighboring countries. The deliveries will be sourced from Total’s global LNG portfolio and are expected to begin in 2019.

“This deal enables Total to capture value through an asset disposal, while the LNG sales contract allows us to maintain the balance of our LNG portfolio,” said Philippe Sauquet, President Gas, Renewables and Power. “We remain committed to supply the Indian subcontinent, which is a key market experiencing strong growth in LNG demand.”

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com

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